Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael_carter@na.dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
SUBMITTED VIA EDGAR
April 3, 2009
Mr. John Reynolds
Assistant Director, Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Dole Food Company, Inc.
Oral comment from the Commission in response to correspondence submitted by Dole Food Company, Inc. on March 12, 2009, in response to letter from the Commission dated February 27, 2009, in response to correspondence submitted by Dole Food Company, Inc. on February 19, 2009, in response to letter from the Commission dated February 4, 2009, in response to correspondence submitted by Dole Food Company, Inc. January 20, 2009, in response to Comment Letter from the Commission dated December 19, 2008, concerning:
Form 10-K for the fiscal year ended December 29, 2007
Form 10-Q for the quarterly period ended October 4, 2008
File No. 1-04455
Dear Mr. Reynolds:
This letter responds to the oral comment we received from the staff in connection with our letter of March 12, 2009. The staff inquired whether we would be disclosing our 2008 annual incentive plan performance targets in our 2008 annual report. Jeffrey Conner of Dole answered orally that we would be doing so. This letter confirms that oral representation. Further, we filed our 2008 annual report on March 27, 2009, and it includes the requested disclosure on page 116.
We hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
April 3, 2009

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810, David DeLorenzo (Dole’s President and Chief Executive Officer) at 818-879-6801, Jeffrey Conner (Dole’s Vice President, Associate General Counsel and Assistant Secretary) at 818-879-6834 or Joseph Tesoriero (Dole’s Vice President and Chief Financial Officer) at 818-879-6900.
Sincerely,
/s/ C. Michael Carter
C. Michael Carter
cc:	Jeffrey Conner David A. DeLorenzo Joseph S. Tesoriero